                                        Filed by 3TEC Energy Corporation
                                        Pursuant to Rule 425 of the Securities
                                        Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: 3TEC Energy Corporation Commission File No:
                                        001-14745


The following press release was made by Plains Exploration & Production Company on February 3, 2003.


Plains Exploration & Production Company                         NEWS RELEASE
500 Dallas St., Suite 700
Houston, Texas 77002



Contact:    Stephen A. Thorington
            Executive Vice President and Chief Financial Officer
            713-739-6700 or 800-934-6083

FOR IMMEDIATE RELEASE

              PLAINS EXPLORATION ANNOUNCES AN AGREEMENT TO ACQUIRE
                          3TEC ENERGY FOR $432 MILLION

     - 3TEC ENERGY STOCKHOLDERS TO RECEIVE $8.50 CASH AND 0.85 PXP SHARES -

Houston, Texas - February 3, 2003 - Plains Exploration & Production Company ("PXP" or the "Company") (NYSE: PXP) and 3TEC Energy Corporation ("3TEC") (NASDAQ: TTEN) announced today that they have entered into a definitive agreement pursuant to which PXP will acquire 3TEC for a combination of cash and stock. Under the terms of the transaction, 3TEC stockholders will receive $8.50 in cash and 0.85 shares of PXP's common stock for each share of 3TEC common stock, subject to certain adjustments based on PXP's share price prior to closing. Following the acquisition, PXP will be a large, domestic independent oil and gas company with an expected enterprise value of over $900 million. It is anticipated that this acquisition should benefit the stockholders of both companies by creating an enterprise with the following attributes:

     . Highly Accretive To Shareholders--the transaction is expected to be immediately and significantly accretive to PXP's pro forma per share earnings and cash flow for 2003 and 2004.

     . Significant Exploration Potential--PXP will gain significant exploration potential in the Gulf Coast region of South Louisiana. This resulting property base is expected to supply several years of drilling locations, and should expand through an extensive, ongoing 3-D seismic acquisition and evaluation program. 3TEC has a three year exploration drilling inventory with multiple separate prospects which complements the development program at PXP, particularly the Inglewood field in Southern California.

     . Establishes New Core Areas--3TEC provides PXP with new core areas in East Texas and the Gulf Coast, both of which have strong growth potential. These areas complement PXP's primary production area in Southern California.

     . More Balanced Production Profile/Reserve Base--upon completion of the acquisition, PXP is expected to have a production mix of 37% natural gas and 63% oil, and a proved reserve base that will be 19% natural gas and 81% oil with total proved reserves of 302 MMBOE at year end 2002. PXP's proved developed reserves as a percentage of total reserves are expected to increase to 58% from 54% while the reserve-to-production ratio will decrease from 27.1 years to 20.9 years. PXP's production should increase in excess of 50% as a result of the acquisition. In addition, it is anticipated that the transaction will result in enhanced capital allocation for the Company as lower-risk California and East Texas reserves should provide significant free cash flow to fund higher impact, exploration activities in South Louisiana.

     . Combined Production Partially Hedged for 2003 and 2004--3TEC's natural gas hedges and PXP's crude oil hedges lock in attractive financial accretion and returns while substantial free cash flow generation should allow the Company to reduce debt and invest in future growth.

     . Enhanced Credit Profile and Stockholder Liquidity--in addition to enhanced geographic diversification and increased size, PXP's pro forma cash flow to interest and debt coverage ratios should improve. Moreover, the transaction should result in a more diversified stockholder base and increased public float, both of which should provide improved liquidity to PXP's and 3TEC's existing stockholders.

Mr. James C. Flores, Chairman and Chief Executive Officer of PXP stated, "This transaction represents a cornerstone in the transformation of PXP and is consistent with our previously articulated growth strategy. 3TEC's high quality, natural gas oriented properties bring more balance to our reserve base and production mix and diversity to our risk profile. Additionally, the recent exploration success 3TEC has had in South Louisiana is very exciting and we believe its continuation will lead to substantial organic reserve and production growth. Having spent much of my career working both onshore and offshore South Louisiana, the quality of 3TEC's prospect inventory, acreage position and technical capabilities are truly unique for an independent of its size. 3TEC's high impact exploration program is very complementary to PXP's substantial inventory of low-risk development drilling. After the acquisition, PXP will have the prospect inventory, financial flexibility and technical capability to deliver significant production growth through the drillbit and be opportunistic regarding further acquisitions."

Mr. John Raymond, President and Chief Operating Officer of PXP stated, "Clearly, the strategic merits of the transaction speak for themselves. While the strategic benefits are important, it is equally important to understand that the rationale behind the deal goes far beyond the strategic benefits as it satisfies all of our key constructs from a financial and operational perspective. To this end, upon consummation, this transaction will provide for meaningful immediate accretion to each of our key financial metrics and is expected to generate a competitive, compelling return on capital which speaks to the longer term value and vision for the business. The larger scale coupled with the geographic diversity and financial flexibility that this transaction manifests further positions us to optimistically look to the future."

Mr. Floyd C. Wilson, 3TEC's Chairman and Chief Executive Officer stated, "When 3TEC was founded in 1999, our primary goal was the creation and realization of stockholder value. In the near term, we believe the transaction with PXP will provide 3TEC stockholders with excellent value and substantially improved liquidity in their securities. Over the longer term, 3TEC's high potential exploration program should provide excellent reinvestment opportunities for the combined company's substantial cash flow. The future of PXP is very exciting as this transaction results in a company with the prospect inventory and financial resources to conduct a significant South Louisiana exploration program, being led by Jim Flores, who is widely recognized as an industry leader with a long track record of success in South Louisiana."

                           Major Terms and Conditions

Under the terms of the definitive agreement, 3TEC stockholders will receive $8.50 of cash and 0.85 shares of PXP's common stock for each share of 3TEC common stock, which based on PXP's January 31, 2003 closing price of $9.96 per share, equates to $16.97 per 3TEC common share. This exchange ratio is subject to an upward or downward adjustment should the market price of PXP's stock fall below $7.65 per share or rise above $12.35 per share. This collar mechanism is intended to provide that the total value of the consideration received by 3TEC stockholders will be between $15.00 per 3TEC common share and $19.00 per 3TEC common share. For the purpose of the collar, the market price of PXP common stock for purposes of this transaction is defined as the average closing price of PXP common stock during the 20 trading day period ending on the third trading day prior to closing. The transaction is expected to qualify as a tax free reorganization under Section 368(a) and is expected to be tax free to PXP stockholders and tax free for the stock portion of the consideration received by 3TEC stockholders who receive stock in the transaction. PXP anticipates funding the cash portion of the transaction through a new credit facility. The Boards of Directors of both companies have approved the merger agreement and each has recommended it to their respective stockholders for approval. The transaction will remain subject to stockholder approval from both companies and other customary conditions. Post closing, 3TEC stockholders will own approximately 40% of the combined company and PXP stockholders will own approximately 60% of the combined company subject to adjustments under the collar mechanism.

Mr. James C. Flores will remain as Chairman and Chief Executive Officer and PXP's current executive staff will continue in their capacities including: Mr. John T. Raymond (President and Chief Operating Officer), Mr. Stephen A. Thorington (Executive Vice President and Chief Financial Officer), Mr. Timothy
T. Stephens (Executive Vice President - Administration, Secretary and General Counsel) and Mr. Thomas M. Gladney (Senior Vice President of Operations). The size of PXP's Board of Directors will increase by two directors to be appointed by 3TEC. The transaction will be accounted for as a purchase of 3TEC by PXP under purchase accounting rules and PXP will continue to use the full cost method of accounting for its oil and gas properties.

The acquisition is expected to be immediately and significantly accretive to PXP's earnings and cash flow. Based on a 3TEC transaction value of approximately $432 million and $80 million of unproved properties, the transaction implies a proved reserve purchase price of $1.19 per Mcfe.

The following table provides detail on key proved reserve, operating and financial data:

--------------------------------------------------------------------------------------------------------------------
                                                       PXP                    3TEC                 Pro Forma
                                             ------------------------ ---------------------- -----------------------
Reserves (12/31/02):
   Proved Reserves (MMBOE)                             253                       49                     302
   % Oil                                                95%                      13%                     81%
   % Proved Developed                                   54%                      81%                     58%
   Reserve Life (Years)                               27.1                      9.7                    20.9

2003E Production Data:
   Production (MBOE)/(1)/                          9,400 -  9,600           5,800 - 6,400          15,200 - 16,000
   % Oil                                                95%                      14%                     63%

2003E Financial Data:
   Production Expenses ($/BOE)                     $9.00 - $9.15            $4.62 - $4.92           $7.50 - $7.60
   G&A ($/BOE)/(2)/                                $1.50 - $1.60            $1.62 - $1.74           $1.40 - $1.50
   Capital Expenditures ($MM)                      $70.0 - $80.0            $55.0 - $65.0          $125.0 - $145.0

Pro Forma Combined Hedge Position:
   Crude Oil Hedges (bpd)
       2003 Swaps - $23.81/bbl                         19,250
       2004 Swaps - $23.82/bbl                         17,500
   Gas Hedges (Mcf/d)
       2003
         Swaps - $5.60/mcf (February)                                          40,000
         Swaps - $5.02/mcf (March-December)                                    50,000
         Collar - $3.20 x $3.54/mcf (January-March)                            30,000
       2004
         Swaps - $4.45/mcf                                                     20,000
         Collar - $4.00 x $5.15/mcf                                            20,000
--------------------------------------------------------------------------------------------------------------------

(1)  Based on company guidance.
(2) PXP's G&A does not include expenses related to outstanding stock appreciation rights (SARS). 2003 results will include expenses related to changes in the market price of common stock versus the average price of SARS and cash paid upon exercise in excess of amounts previously expensed.

                           Other Terms and Conditions

The transaction is subject to approval by the stockholders of both companies and other customary closing conditions. Stockholders representing approximately 22% of 3TEC's ownership, and stockholders representing approximately 12% of PXP's ownership have agreed to vote in favor of the transaction. Both companies intend to hold stockholders meetings as soon as practicable. The companies anticipate completing the transaction in the second quarter of 2003.

Lehman Brothers Inc. acted as a financial advisor to PXP and Credit Suisse First Boston LLC and Bear, Stearns & Co. Inc. acted as financial advisors for 3TEC.

A conference call to discuss the transaction will be hosted by the senior management teams of PXP and 3TEC at 11 a.m. (Central) on Monday, February 3, 2003. Investors wishing to participate may dial 1-800-903-0247 or int'l:
785-830-1956. Reference Conference I.D#: Plains XP. The replay will be available for 2 weeks at 1-800-938-2801 or int'l: 402-220-9031. Presentation materials related to the transaction are available on PXP's and 3TEC's website at www.plainsxp.com and www.3tecenergy.com, respectively.

PXP is an independent oil and gas company primarily engaged in the upstream activities of acquiring, exploiting, developing and producing oil and gas in its core areas of operation: onshore California, primarily in the Los Angeles Basin, and offshore California in the Point Arguello unit, and the Illinois Basin in southern Illinois. PXP is headquartered in Houston, Texas.

3TEC is engaged in the acquisition, development, production and exploration of oil and natural gas reserves. 3TEC's properties are concentrated in East Texas and the Gulf Coast region of the United States, both onshore and in the shallow waters of the Gulf of Mexico. 3TEC's management and technical staff have substantial experience in each of these areas.

               Additional Information & Forward Looking Statement

This press release includes "forward-looking statements" as defined by the Securities and Exchange Commission ("SEC"). Such statements are those concerning the companies' merger and strategic plans, expectations and objectives for future operations. All statements included in this press release that address activities, events or developments that the companies expect, believe or anticipate will or may occur in the future are forward-looking statements. These include:

     .    completion of the proposed merger,
     .    effective integration of the two companies
     .    reliability of reserve and production estimates,
     .    production expense,
     .    cash flow and EBITDA estimates,
     .    future financial performance, and
     . other matters which are discussed in PXP's and 3TEC's filings with the SEC.

These statements are based on certain assumptions made by the companies based on their experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the companies' control. Statements regarding future production are subject to all of the risks and uncertainties normally incident to the exploration for and development and production of oil and gas. These risks include, but are not limited to, inflation or lack of availability of goods and services, environmental risks, drilling risks and regulatory changes. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Investors and security holders are urged to read the proxy statement/prospectus that will be included in the Registration Statement on Form S-4 to be filed with the SEC in connection with the proposed merger. PXP and 3TEC will file the proxy statement/prospectus with the SEC. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by PXP and 3TEC with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus and such other documents (relating to PXP) may also be obtained for free from PXP by directing such request to: Plains Exploration & Production Company, 500 Dallas, Suite 700 Houston, TX 77002, Attention: Joanna Pankey; telephone: (713) 739-6700; e-mail: jpankey@plainsxp.com. The proxy statement/prospectus and such other documents (relating to 3TEC) may also be obtained for free from 3TEC by directing such request to: 3TEC Energy Corporation, 700 Milam, Suite 1100, Houston, Texas 77002.

PXP, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from PXP's stockholders in connection with the merger. Information regarding such persons and a description of their interests in the merger will be contained in the Registration Statement on Form S-4 when it is filed.

3TEC, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" in connection with the merger. Information regarding such persons and a description of their interests in the merger will be contained in the Registration Statement on Form S-4 when it is filed.

                                      # # #